Contact

maria@quorumxdiagnostics.co
m

www.linkedin.com/in/marianagyphd
(LinkedIn)
quorumxdiagnostics.com/
(Company)

Top Skills

Active Listening
Relationship Development
Biotechnology

Languages

English (Native or Bilingual)
Hungarian (Native or Bilingual)

Certifications

John Hopkins Online Incubator Program
Certificate of Attendence-MSL Candidate Conference Atlanta 2016
MSL Presentation Skills Certification
Startup School

Publications

(2011) Efficient Retroselestive Three-Component Doimino Synthesis of 3-(1,2,4-triazol-5-yl)-1,3- thiazolidin-4ones as Potent Antifungal and Antituberculosis Agents.

Maria Nagy, PhD

CEO and CoFounder at Quorum X Diagnostics Inc. Owner of Startup Mentor/ Fundraising Coach/ Owner of Science Nerd
Atlanta, Georgia, United States

Summary

I am a focused and highly driven scientific research professional and co-founder of the biotechnology start-up, Quorum X Diagnostics. The company was founded based on a patent-pending proprietary technology for the development of a rapid diagnostic test for Pseudomonal pneumonia with real-time results in 15 minutes or minutes. We are focusing on Unique ways of identifying bacteria and fungi in patient samples in Diabetic Wound infections, and simple ways to differentiate between Bacterial Vaginosis from Candida vaginitis.

I have a Ph.D. in Microbiology as well as strong teaching and presentation skills. My background includes designing and conducting innovative research projects in the area of anti-infectives, antibiotics, bacterial resistance, and anti-quorum sensing activities; lecturing and presenting to large audiences, and spearheading scientific-educational initiatives. Skilled at developing collaborative relationships with Key Opinion Leaders (KOLs) and other researchers to accomplish project goals.

Experience

Startup Mentor-Skool
Owner/Fundraising Coach for Startups
January 2025 - Present (1 year 4 months)

I am a Fundraising Coach helping first time founders raise their Pre-seed and Seed Rounds.

Quorum X Diagnostics
CEO and CoFounder
April 2017 - Present (9 years 1 month)
Atlanta, GA

Quorum X Diagnostics company aims to be the first quorum-sensing diagnostic company! We identify microbes through their unique

communication signaling molecules. The company was founded, initially, to develop a rapid point-of-care diagnostic test for quick identification of Pseudomonas aeruginosa, and Staphylococcus aureus and now expanding it's research to Bacterial vaginosis and Candida vaginitis. We are developing new unique identification methods for quicker and faster identification methods compared to the culture test, from days to minutes.

Ethicon, Inc.
QA Laboratory Supervisor II
June 2015 - April 2017 (1 year 11 months)
Cornelia, GA

--This is a Johnson and Johnson Medical Device Company, we make 85% of all the medical sutures in the world.
--I am a contract Supervisor via Kelly Services
--I supervise 9 people in the QA Physical Laboratory along with my other tasks including:
--GMP
--GDP
--Root Cause Analysis
--Technical Justifications
--Microbial consultant on special projects

Georgia Perimeter College
Lecturer
January 2011 - May 2015 (4 years 5 months)
Decatur, Georgia

Lecturer GPC -Microbiology for Pre-nursing, Botany.(Past-Ecology and Environmental Science)

Georgia State University
10 years 5 months

Lecturer/Principal Investigator
January 2011 - May 2014 (3 years 5 months)

As a graduate student I designed a pilot research class which developed it into a extremely popular research lab catering to first year researchers. (2005-2014)

Principal Investigator

Designed, initiated and conducted research projects on anti-infectives for Nosocomial "ESKAPE" Pathogens. (antibiotic, quorum sensing, anti-quorum sensing, isolation chemistry)

Established and maintained academic relationships
Constant collaboration with thought leaders, over 5+ discipline's
Designed and conducted experiments.

Projects include:
* Screening of Georgia native weeds for Antimicrobial and Anti-quorum sensing activity.
* Stimulation of plants and seeds with bacterial signals to determine if this will prompt the plant to produce novel anti-infective secondary metabolites.
* Simulation of fungal pathogen growth with bacterial quorum sensing signaling molecules to determine if the signals will stimulate novel anti-infective secondary metabolites.
*. Examination of pigment production from Geomyces destructans, "White Nose Syndrome" in Bats.

o Developed relationships and collaborated with thought leaders in academia and the research community.
o Designed and conducted experiments.
o Wrote protocols and SOP manuals for projects.
o Analyzed and documented research findings in reports.
o Monitored and directed 15 – 20 students working on multiple research projects simultaneously.
o Organized Tri-Annual GSU theme based Poster Sessions.
o Coached students to present findings at GSU theme based research poster sessions

Large Class Lecturer
January 2011 - May 2014 (3 years 5 months)
Lectured for biology nonmajors to classes of up to 120 students.

Graduate Research Assistant
January 2004 - December 2010 (7 years)
Dissertation Project: Quorum Sensing Inhibitory Properties of Various Folk-Medicinal Plants and the Thyme-Tetracycline Effect.

Georgia State University Bio Bus
Consultant & Lecturer
January 2011 - March 2012 (1 year 3 months)

Collaborated with fellow researcher to develop a 3 day Medicinal Plants and Antibiotic Screening interactive module for
middle school students based on a semester long Medicinal Plants and Antibiotic research class.
* "Improving Teacher Quality" grant.
* Conducted workshop lectures for 24 Atlanta area middle school teachers on the basics of antibiotics, bacterial resistance, and techniques of antibiotic drug screening.
* Presented the 3 day interactive module at 24 metropolitan middle schools.

Silliker Laboratories
Microbiologist
January 2001 - September 2001 (9 months)

Microbiologist
* Tested food samples for microbial bacteria in food testing facility.

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Education

Georgia State University
Doctor of Philosophy, Applied and Environmental Microbiology · (2010)

Georgia State University
Master of Science, Biology · (2003)